Siliconware Precision Industries Co., Ltd.

No. 123, Sec. 3, Da Fong Road

Tantzu

Taichung, Taiwan, ROC

July 13, 2012

VIA EDGAR

Mr. Martin James, Senior Assistant Chief Accountant

Mr. Eric Atallah, Staff Accountant

Ms. Kate Tillan, Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Siliconware Precision Industries Co., Ltd

Form 20-F for Fiscal Year Ended December 31, 2011

Filed April 26, 2012

File No. 000-30702

Dear Mr. James, Mr. Atallah and Ms. Tillan:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 29, 2012 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”) of Siliconware Precision Industries Co., Ltd. (the “Company”).

For your convenience, we have included your comments in this response letter in bold italics form and keyed our response accordingly. Please see below for our responses to the Staff’s comments.

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Form 20-F filed for the Fiscal Year Ended December 31, 2011

Note 32 – Additional Disclosure Required by U.S. GAAP, page F-60

(9) Revenue Recognition Policy, page F-66

1.	We note that for turnkey services you recognize revenue upon completion of various stages of those services. Please clarify for us how you considered ASC 605 in determining how to account for these services and providing any related disclosures under U.S. GAAP.

The Company is an independent service provider of semiconductor packaging and testing services. The Company derives its revenues from the provision of independent assembly, testing and turnkey services (a combination of assembly and testing services) and recognizes service revenues upon shipment or upon completion of various stages of turnkey services, based upon transaction terms. The Company’s transaction terms are similar across different customers and the lead time for the Company to complete the services requested by the customer is relatively short (i.e. generally less than two weeks).

When turnkey services are negotiated with a customer, the Company recognizes revenues based on the quoted prices when all of the revenue recognition criteria as set forth in ASC 605-10-S99 are met, which include:

1.	Persuasive evidence of an arrangement exists.

The Company confirms sales arrangements with its customers through service agreements or binding written confirmation which set forth the types of services to be provided by the Company, the price for each type of service to be provided, the billing method and the performance of assembly and/or testing services by the Company, among others. The Company believes that captioned service agreements or binding written confirmation provide persuasive evidence of the existence of an arrangement between the Company and its customers.

2.	Delivery has occurred or services have been rendered.

For turnkey services, the Company recognizes revenue when each stage of service as agreed with the customer has been performed (i.e. upon fulfilment of the transaction terms as agreed with the customer in the service agreements or binding written confirmation). In addition, the customers have visibility into the status and locations of integrated circuits being assembled and/or tested by the Company which provides further evidence that services have been rendered by the Company when revenue is recognized.

The Company also considered ASC 605-25-25 “Multiple-Element Arrangements” for revenues recognized under turnkey services. The Company regarded assembly and testing services in a turnkey service as separate units of accounting based on the fact that (1) the respective assembly and testing services have value to the customer on a standalone basis that either the assembly or testing services are performed separately by the Company; and (2) the Company’s arrangement with the customer does not include a general right of return relative to the services being performed.

In terms of arrangement consideration, the relative selling price method is being used by the Company when recognising revenue for each separate unit of accounting in the turnkey services. As the prices for respective assembly and testing services under turnkey service agreements or binding written confirmations are pre-agreed with the customers and are comparable to the prices when the services are performed separately, the Company believes that the price for assembly and testing respectively met the criteria of ‘vendor-specific objective evidence of selling price’ under ASC 605-25-30.

3.	The sellers’ price to the buyer is fixed or determinable.

The Company’s price for turnkey services, which is similar to its separately quoted price for assembly and testing services, to its customers is fixed or determinable, as evidenced by the existence of service agreements or binding written confirmation which are pre-agreed with the customers. Prices agreed with the customers are not subject to refund or adjustment.

4.	Collectibility is reasonably assured.

The Company believes that collection of the price of services rendered is considered reasonably assured, as the Company evaluates counterparties’ credit worthiness and credit limit prior to entering into the service agreements or binding written confirmation. At the end of each accounting period, the collectability of accounts receivables are also reviewed by appropriate personnel.

Based on the above, the Company believes that revenue recognition criteria as set forth under ASC 605 are met when it recognizes revenue for turnkey services. Moreover, the Company had considered ASC 605-10-S99 when considering disclosure for revenue recognition for turnkey services. The Company respectfully notes that it has disclosed the types of revenue transactions it has (i.e. assembly, testing services and turnkey services) and its revenue recognition model on page F-66 of the Form 20-F.

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In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +886 (4) 2534-1525.

Sincerely,

/s/ Eva Chen
Eva Chen
Chief Financial Officer